UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ArtCraft Entertainment, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 20, 2013

Physical address of issuer
815 A Brazos St #313, Austin, TX 78701

Website of issuer
www.crowfall.com

Current number of employees
51

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,604,292.00	$6,073,524.00
Cash & Cash Equivalents	$1,329,677.00	$5,829,970.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$307,636.00	$0.00
Revenues/Sales	$1,000,000.00	$37,987.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$5,703,008.00	-$4,377,452.00


April 29, 2019

FORM C-AR

ArtCraft Entertainment, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by ArtCraft Entertainment, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

ArtCraft Entertainment, Inc. (the "Company") is a Delaware Corporation, formed on May 20, 2013. The Company was formerly known as Art + Craft Entertainment, Inc.

The Company is located at 815 A Brazos St #313, Austin, TX 78701.

The Company's website is www.crowfall.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
ArtCraft Entertainment Inc. is a developer and publisher of massively multiplayer online role playing games.

The Business Plan
Our company creates gaming environments that aggregate online communities. We call these "Community Engagement Games," as they become significant lifestyle hobbies for our customers, far beyond simple distractions or casual entertainment.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a newly-created company, with limited operating history, and are creating our first product.
The Company was formed in May 2013 and is creating its first product. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We need to complete development of our product. The funds raised through our previous offering will be used to fund the development of our initial product (*i.e.*, the game *Crowfall*®), and we do not believe that we will require additional funding to complete the development and then launch our product. Once developed, we will need to transition from a company focused on development to a company that is also capable of successfully marketing, launching and operating the product. We may not be successful in such a transition.

As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among newly-formed businesses and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficultly recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

Our future revenue is unpredictable and is based upon a single initial game that is currently under development.
We cannot guarantee that Crowfall or any future products will be successfully developed or that our products will be profitable. Our business is speculative and dependent upon the acceptance of our products and the effectiveness of our marketing program to convince players to choose our products. We cannot assure that consumers will accept our products or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding to complete the development of our initial game. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, player acceptance of our games, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

The loss of key personnel, or the inability to attract talent, could adversely impact our business.
Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer and member of the board of directors, J. Todd Coleman, and our President and member of the board of directors, Conrad Gordon Walton Jr. Our success is also dependent on the retention of certain of key team members focused on the design, development, engineering and/or production of the product. The loss of services of one or more of any of these key personnel members from our Company could adversely affect our business, projected sales, revenue and prospects. Our success is also dependent on our ability to hire and retain other key team members to assist in, among other things, the production, development and operations of the product. Competition for qualified personnel in the gaming industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

We face significant market competition from larger competitors.
While many new products are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and to predict, prior to completing product development, what products will succeed. Competitors often develop products that could replicate or compete with products of competitors, which in turn hinders growth of a customer base and profitability. Products published by our competitors may take a larger share of players spending than

anticipated, which could cause our product sales to fall below expectations. Players may lose interest in our product. If our competitors develop more successful products and/or offer competitive products at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. The availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for development and marketing, and make higher offers to licensors and developers for commercially desirable properties as well as adopt more aggressive pricing policies to develop more commercially successful products. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

If our game does not function as players expect, it may have a negative impact on our business and model.

If our initial product does not function as players expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy players could adversely impact the product and disappoint consumers. Additionally, if players do not find our product compelling, our projected revenue and sales will lower and negatively impact our business.

Our players may choose other games and/or other forms of entertainment, and if players do not find our game compelling then our projected revenue will decline.

Our player base will drive our revenue and success. The gaming industry is a highly speculative and competitive industry, and players may be critical of our product or business practices for a wide variety of reasons. If players choose other products and/or other forms of entertainment (whether by any action or inaction of our company or our product), our projected revenue and business will decline. In addition, if our product does not function as players anticipate, if players find products that are more satisfying from their perspective, and/or if players do not find our product entertaining or compelling to their satisfaction, players may choose other products (or otherwise elect to just not use our product), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

The game may have a short lifecycle and fail to generate significant revenues.

The video game industry is characterized by short product lifecycles and the frequent introduction of new games. Many products do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new products generally occurs within a relatively short period following the release of a game. Any competitive, financial, technological or other factor which delays or impairs the ability to introduce and sell games could adversely affect our operating results.

Investors may suffer potential loss or dissolution and termination.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with our previous offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

If general economic conditions decline, demand for our product could decline.
Our product will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product like ours, during periods in which favorable economic conditions prevail. As a result, our product will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.

Our operating costs and unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

If we issue additional shares of our stock, stockholders may experience dilution in their ownership of our company.
We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more shares of our common stock or preferred stock. Consequently, stockholders may experience more dilution in their ownership of us in the future.

Certain future distribution relationships have not been established.
The Company has established and will establish certain relationships with others, which may include publishing, marketing or distribution partners in certain geographic territories or for certain game platforms. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to any or all of our stockholders could be adversely affected.

There is no public market for the securities and you will have to hold your securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your securities, or a sale of the business.
Currently, there is no public or other trading market for our securities and there is no current intent to create a public market for our securities. Further, there can be no assurance that we will be able to facilitate a private sale of your securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in our Company is of a long-term nature. Accordingly, purchasers of securities will bear the economic risk of investment for an indefinite period of time.

Our buy-to-play business model may not be accepted by the market.
Our buy-to-play business model has not been adequately tested in the market, and if the model is not accepted by the market, our business and projected revenue and sales will be negatively impacted. We believe that the buy-to-play business model will be accepted, but cannot confidentially predict the market acceptance for a variety of reasons, including, without limitation, the rise and use of the free-to-play business model in the market. Our buy-to-play business model also depends on sales of subscriptions and digital items, and our results will be materially impacted if we cannot execute on this model.

Marketing costs are volatile and can impact our growth and profitability.
Marketing of our product and our Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, we may need to use additional funds for marketing that could impact growth and projected profitability.

We may experience significant revenue fluctuations due to a variety of factors.
We may experience significant fluctuations in sales of the product due to a variety of factors, including the timing of the release of the product, the popularity of the product, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product, and the accuracy of forecasts of consumer demand. Our expectations of future game revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the product to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.

If the product contains defects, the product's and our reputation could be harmed and revenue would be adversely affected.
The product is an extremely complex software program, and is difficult to develop and operate. While we have quality controls in place to detect defects, these quality controls will be subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the product before it is released into the marketplace. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value your investment.

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution.

Non-compliance with laws and regulations could materially adversely affect our business. The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If we and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

If the product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer.
Some of the images and other content in the product may inadvertently infringe upon the intellectual property rights of others. Although we will make efforts to ensure that the product does not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. Infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to stop development, stop selling a game, redesign the product or require us to obtain a license such intellectual property, all of which would be costly and may increase costs and/or negatively affect revenues received by the Company and the value of your investment. We cannot be certain that a game will not infringe on issued trademarks, patents, and copyright rights of others. We may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

If consumers move away from the platform or platforms our games are distributed on, our growth and revenue would be materially affected.
Our first product is delivered on the personal computer ("PC") platform, and there is a possibility that it may be delivered on console platforms in the future. If consumers migrate to other platforms, such as mobile and/or tablet devices, and the installed base of the platform(s) on which we have delivered our product(s) loses momentum, our revenue and growth opportunities will be directly and materially affected.

There can be no assurance that we will complete development and launch the game on our projected timeline or at all, or that the product will function as intended once developed.
There can be no assurance that we will complete the development of Crowfall to commercial launch or to be a successful game. Investors must consider that we may not be able to create a game that we can effectively distribute or market. There can be no assurance that we will be able to complete development of the product on time or at all, or that the product will function as intended once launched. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected, as will the value of your investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Investors are encouraged to carefully analyze the risks and merits of an investment in our securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
ArtCraft Entertainment, Inc. is a developer and publisher of massively multiplayer online role playing games.

Business Plan
The Company's goal is to build up Crowfall's sales and momentum and then leverage that success to become a world-wide publisher and developer of other "community engagement" (team-oriented) titles. We will partner with publishing/distribution companies in some overseas markets to better exploit these markets though local service and support.

History of the Business
The Company was founded by Jeffrey Todd Coleman and Conrad Gordon Walton, Jr. in 2013 for the purpose of developing and publishing community engagement games.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on May 31, 2014. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company.

The Company's Products and/or Services

Product / Service	Description	Current Market
Crowfall Game Service	A massively multiplayer game service that allows near 24x7x365 access to an online game and the community elements around the game.	Worldwide via internet

Crowfall is a PC-based massively multiplayer online role playing game that is currently in development. Proceeds from our previous offering will be used for further development of the game. 100% of the proceeds of our previous offering will be used to develop and market Crowfall.

The Company does not currently have any product in public distribution. Crowfall is in pre-release testing through the internet for customers who back the product through crowdfunding.

Competition

The Company's primary competitors are other video game publishers and developers, particularly those who produce massively multiplayer online (MMO) titles.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our products' differentiation and competitiveness.

The Company currently has over 56,000 customers who have pre-ordered the game and/or additional game rewards through consumer crowdfunding. Our target market includes video game enthusiasts, particularly those who play massively multiplayer online role-playing games (MMORPGs).

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,871,674	Computer game software and others	Crowfall	September 17, 2014	December 15, 2015	United States of America

The Company expensed $5,077,672 and $3,269,012 of costs related to the development of its game software during the years ended December 31, 2018 and 2017, respectively, to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
Withheld for security reasons	Lease	On October 24, 2018, the Company entered into a lease agreement with the successor-in-interest of the Company's prior landlord, terminating the Company's prior lease agreement. The current lease agreement has a term of 36 months, commencing on February 1, 2019. The monthly base rent under the current lease agreement is $14,254, with a 3% annual escalation, and an estimated monthly operating expense of $8,172. A deposit of $11,532 was paid on this lease agreement.

Governmental/Regulatory Approval and Compliance

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution. Non-compliance with laws and regulations could materially adversely affect our business. The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

Our business does not have a direct environmental impact.

Litigation
The Company is not subject to any currently pending material legal proceedings.

Other
The Company's principal address is 815 A Brazos St #313, Austin, TX 78701

The Company conducts business in Texas.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Conrad Gordon Walton, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Being employed as the President of the Company has been his full-time, principal occupation for the last three (3) years.

Education
Texas A&M University - B.S. in Computer Science

Name
Xiao Hong

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, June 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Perfect World Group, August 2013 - Present

Education
Tsinghua University - B.S. Physics University of Southern California - Ph.D Engineering

Name
Jeffrey Todd Coleman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, May 2013 - Present Secretary, May 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Being employed as the Chief Executive Officer of the Company has been his full-time, principal occupation for the last three (3) years.

Education
Texas Christian University (TCU) - BBA in Management, Minor in Computer Science, Minor in Religious Studies

Name
Stephanie Spong

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 1, 2012 - January 31, 2016 Managing Director Moksa Ventures, venture capitalist.
February 1, 2016 - Present, Venture Partner, Royal Street Ventures, venture capitalist.

Education
(Student, MFA Fiction, June 2018 to June 2020, Vermont College of Fine Arts)
MBA Harvard Graduate School of Business, 1992
BA Brigham Young University, Economics and Asian Studies with minors in Physics and Japanese

Name
Josef Hall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, December 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Engine Technology of the Company, May 2018 – Present
Vice President and Creative Director, KingsIsle Entertainment, February 2013 – May 2018

Education
Texas Christian University – BS in Computer Science, 1994

Name

Raul Calvoz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, December 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2013 - Present, CEO Private Family Office
Manage all aspects of FO including long-term strategy, investment decisions, hiring and management, estate planning, coordination with legal counsel, succession planning

Education
1990 BA Philosophy, University of the Incarnate Word
1993 JD, St. Mary's University School of Law
2004 MBA, University of Texas at Austin
2012 - Present, Doctoral Work, University of Texas at Austin

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Conrad Gordon Walton Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Being employed as the President of the Company has been his full-time, principal occupation for the last three (3) years.

Education
Texas A&M University - B.S. in Computer Science

Name
Jeffrey Todd Coleman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, May 2013 - Present Secretary, May 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Being employed as the Chief Executive Officer of the Company has been his full-time, principal occupation for the last three (3) years.

Education
Texas Christian University (TCU) - BBA in Management, Minor in Computer Science, Minor in Religious Studies

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors and Shareholders

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 51 employees in Texas / United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	10,462,776
Voting Rights	The holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). Holders of record of the Company's common stock are entitled to elect directors as described in the Board Composition.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the company by holders of Common Stock (assuming conversion of convertible securities)	34.46%

Type of security	Series Seed Preferred Stock
Amount outstanding	4,304,354
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the company by holders of the Series Seed Preferred Stock (assuming conversion of convertible securities)	12.80%

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	2,000,000
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the company by holders of the Series Seed-1 Preferred Stock (assuming conversion of convertible securities)	6.59%

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	586,273
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the company by holders of the Series Seed-2 Preferred Stock (assuming conversion of convertible securities)	1.93%

Securities issued pursuant to Regulation CF

Type of security	Series Seed-3 Preferred Stock
Amount outstanding	555,122
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
Percentage ownership of the company by holders of the Series Seed-3 Preferred Stock (assuming conversion of convertible securities)	1.83%

Type of security	Series Seed-4 Preferred Stock
Amount outstanding	2,058,605
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
Percentage ownership of the company by holders of the Series Seed-4 Preferred Stock (assuming conversion of convertible securities)	6.78%

Type of security	Series Seed-5 Preferred Stock
Amount outstanding	4,620,717
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	

Percentage ownership of the company by holders of the Series Seed-5 Preferred Stock (assuming conversion of convertible securities)	15.22%

Type of security	**Series Seed-6 Preferred Stock**
Amount outstanding	1,904,957
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
Percentage ownership of the company by holders of the Series Seed-5 Preferred Stock (assuming conversion of convertible securities)	6.27%

Type of security	**Employee Option Pool - Issued Options**
Amount outstanding	3,106,138
Voting Rights	Holders of options have no voting rights unless and until such options are exercised for shares of common stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the company by holders of the Issued Options	10.23%

The Company has the following debt outstanding: officers of the Company have advanced funds to the Company, and the amounts due to these related parties as of December 31, 2018 amounted to $1,163.00. This balance bears no interest and is considered payable on demand.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed-2 Preferred Stock	586,273	$611,352.00	Product development and other general corporate purposes.	November 7, 2016	Rule 506(b)
Series Seed-3 Preferred Stock	549,626	$615,953.00	Product development and other general corporate purposes.	November 15, 2016	Regulation CF
Series Seed-4 Preferred Stock	2,058,605	$2,143,335.54	Product development and other general corporate purposes.	May 26, 2017	Rule 506(b)
Series Seed-5 Preferred Stock	4,620,717	$6,000,001.04	Product development and other general corporate purposes.	December 4, 2017	Rule 506(b)
Series Seed-6 Preferred Stock	1,904,957	$2,475,301.11	Product development and other general corporate purposes.	December 28, 2017	Rule 506(b)

Ownership
A majority of the Company is owned by a few people. Those people are Jeffrey Todd Coleman (Todd Coleman), Conrad Gordon Walton Jr. (Gordon Walton), and Picosa Investments, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jeffrey Todd Coleman	28.08%

(1) The above includes 434,783 shares of Series Seed Preferred Stock held by Mr. Coleman, which are convertible into 434,783 shares of Common Stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

The Company believes that prior earnings and cash flows are not indicative of future earnings and cash flows because their first product, Crowfall, has not been released.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: (1) Launch its first product, Crowfall and (2) Build its team and develop the vision to begin pre-production of its next title after Crowfall.

The Company currently requires approximately $650,000 in gross expenses offset by approximately $60,000 to $150,000 of incoming revenue per month to sustain operations.

Liquidity and Capital Resources

On or about December 28, 2018 the Company closed an offering of shares of Series Seed-6 Preferred Stock and raised an amount of $2,475,301.11 (the "*Seed-6 Offering*").

The funds raised through the Seed-6 Offering will be used to fund the development of our initial product (Crowfall), and we do not believe that we will require additional funding to complete the development and then launch our product. The Company's primary sources of capital are proceeds from the Seed-6 Offering, other sales of equity or debt securities, and licensing fees.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years: personal computers for the staff, some limited furniture and some server and network machines for the office. The Company does not intend to make any material capital expenditures in the future.

The Company entered into a three-year lease for its current office space that expires on January 31, 2022. The monthly rent for the Company's offices is currently $22,462.60 per month.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Gordon Walton Jr.
Relationship to the Company	Director, President and significant stockholder.
Total amount of money involved	$9,999.99
Description of the transaction	Purchase of shares of Series Seed-2 Preferred Stock.

Related Person/Entity	Gordon Walton Jr.
Relationship to the Company	Director, President and significant stockholder.
Total amount of money involved	$19,911.20
Description of the transaction	Purchase of shares of Series Seed-5 Preferred Stock.

Related Person/Entity	Stephanie Spong
Relationship to the Company	Director.
Total amount of money involved	$25,000.46
Description of the transaction	Purchase of shares of Series Seed-6 Preferred Stock.

Related Person/Entity	Picosa Investments, LLC
Relationship to the Company	Related to Raul Calvos, Director.
Total amount of money involved	$200,000.29
Description of the transaction	Purchase of shares of Series Seed-1 Preferred Stock.

Related Person/Entity	Picosa Investments, LLC
Relationship to the Company	Related to Raul Calvos, Director.
Total amount of money involved	$150,169.86
Description of the transaction	Purchase of shares of Series Seed-2 Preferred Stock.

Related Person/Entity	Picosa Investments, LLC
Relationship to the Company	Related to Raul Calvos, Director.
Total amount of money involved	$679,572.48
Description of the transaction	Purchase of shares of Series Seed-4 Preferred Stock.

Related Person/Entity	Picosa Investments, LLC
Relationship to the Company	Related to Raul Calvos, Director.
Total amount of money involved	$4,319,038.24
Description of the transaction	Purchase of shares of Series Seed-5 Preferred Stock.

Related Person/Entity	Picosa Investments, LLC
Relationship to the Company	Related to Raul Calvos, Director.
Total amount of money involved	$1,300,000.32
Description of the transaction	Purchase of shares of Series Seed-6 Preferred Stock.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ J. Todd Coleman
(Signature)

Jeffrey Todd Coleman
(Issuer)

Chief Executive Officer & Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ J. Todd Coleman
(Signature)

Jeffrey Todd Coleman
(Name)

Chief Executive Officer
(Title)

April 29, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

ArtCraft Entertainment, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2018 and 2017

ARTCRAFT ENTERTAINMENT, INC.

TABLE OF CONTENTS

ArtCraft Entertainment, Inc.
Balance Sheets (Unaudited)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and equivalents	$ 1,329,677	$ 5,829,970
Other receivable	198,396	-
Subscriptions receivable	2,435,301	-
Total Current Assets	3,963,374	5,829,970
Non-Current Assets:		
Property and equipment, net	298,918	228,185
Intangibles, net	326,631	-
Deposits	15,369	15,369
Total Non-Current Assets	640,918	243,554
TOTAL ASSETS	$ 4,604,292	$ 6,073,524

ArtCraft Entertainment, Inc.
Balance Sheets (Unaudited)
As of December 31, 2018 and 2017

	2018	2017
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 76,297	$ 20,429
Accrued expenses	196,695	137,466
Advances from related parties	1,163	6,103
Long-term Payable - current	30,374	-
Total Current Liabilities	304,529	163,998
Long-Term Liabilities:		
Long-term Payable - noncurrent	277,262	-
Deferred revenue - licensing agreement	2,099,958	1,599,958
Deferred revenue - presales and customer deposits	4,333,462	3,572,717
Total Long-Term Liabilities	6,710,682	5,172,675
Total Liabilities	7,015,211	5,336,673
Stockholders' Equity (Deficiency):		
Series Seed convertible preferred stock, $0.0001 par, 4,304,354 shares authorized, 4,304,354 shares issued and outstanding as of each December 31, 2018 and 2017. Convertible into one share of common stock. Liquidation preference of $3,959,791 as of each December 31, 2018 and 2017.	431	431
Series Seed-1 convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 2,000,000 shares issued and outstanding as of each December 31, 2018 and 2017. Convertible into one share of common stock. Liquidation preference of $3,128,100 as of each December 31, 2018 and 2017.	200	200
Series Seed-2 convertible preferred stock, $0.0001 par, 586,273 shares authorized, 586,273 shares issued and outstanding as of both December 31, 2018 and 2017. Convertible into one share of common stock. Liquidation preference of $920,654 as of each December 31, 2018 and 2017.	59	59
Series Seed-3 convertible preferred stock, $0.0001 par, 555,122 shares authorized, 549,626 and 555,122 shares issued and outstanding as of December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $620,238 as of both December 31, 2018 and 2017.	55	56
Series Seed-4 convertible preferred stock, $0.0001 par, 2,058,605 shares authorized, issued, and outstanding as of both December 31, 2018 and 2017. Convertible into one share of common stock. Liquidation preference of $3,507,863 as of both December 31, 2018 and 2017.	206	206
Series Seed-5 convertible preferred stock, $0.0001 par, 4,620,717 shares authorized, issued, and outstanding as of both December 31, 2018 and 2017. Convertible into one share of common stock. Liquidation preference of $6,000,001 as of both December 31, 2018 and 2017.	462	462
Series Seed-6 convertible preferred stock, $0.0001 par, 1,923,965 and -0- shares authorized, 1,904,957 and -0- shares issued, and outstanding as of December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $2,475,301 and $0 as of December 31, 2018 and 2017, respectively.	190	-
Common Stock, $0.0001 par, 33,000,000 and 29,000,000 shares authorized, 10,462,776 and 10,435,777 shares issued and outstanding (all vested), as of December 31, 2018 and 2017, all respectively.	1,046	1,044
Additional paid-in capital	16,288,148	13,733,101
Accumulated deficit	(18,701,716)	(12,998,708)
Total Stockholders' Equity (Deficiency)	(2,410,919)	736,851
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 4,604,292	$ 6,073,524

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ArtCraft Entertainment, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues:		
Licensing revenue	$ 1,000,000	$ -
State incentive revenues	-	37,987
Total net revenues	1,000,000	37,987
Costs of net revenues	-	-
Gross profit	1,000,000	37,987
Operating Expenses:		
Research and development	5,077,672	3,269,012
General and administrative	1,413,047	993,092
Sales and marketing	16,030	16,949
Professional fees	237,649	133,113
Total Operating Expenses	6,744,398	4,412,166
Loss from operations	(5,744,398)	(4,374,179)
Other Income (Expense):		
Interest income	48,865	406
Interest expense	(7,475)	(3,679)
Total Other Income (Expense)	41,390	(3,273)
Provision for Income Taxes	-	-
Net Loss	$ (5,703,008)	$ (4,377,452)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ArtCraft Entertainment, Inc.
Statements of Changes in Stockholders' Equity (Deficiency) (Unaudited)
For the years ended December 31, 2018 and 2017

	Series Seed Convertible Preferred Stock		Series Seed-1 Convertible Preferred Stock		Series Seed-2 Convertible Preferred Stock		Series Seed-3 Convertible Preferred Stock		Series Seed-4 Convertible Preferred Stock		Series Seed-5 Convertible Preferred Stock		Series Seed-6 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2016	4,304,354	$ 431	2,000,000	$ 200	586,273	$ 59	-	$ -	-	$ -	-	$ -		$ -	10,429,777	$ 1,043	$ 5,033,100	$ (8,621,256)	$ (3,586,423)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	37,979	-	37,979
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-		-	6,000	1	359	-	360
Issuance of preferred stock for cash	-	-	-	-	-	-	555,122	56	2,058,605	206	4,620,717	462		-	-	-	8,958,092	-	8,958,816
Preferred stock offering costs	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	(296,429)	-	(296,429)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	(4,377,452)	(4,377,452)
Balance at December 31, 2017	4,304,354	$ 431	2,000,000	$ 200	586,273	$ 59	555,122	$ 56	2,058,605	$ 206	4,620,717	$ 462	-	$ -	10,435,777	$ 1,044	$ 13,733,101	$ (12,998,708)	$ 736,851
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	57,307	-	57,307
Fair value of warrant issuance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,139	-	6,139
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32,999	3	5,960	-	5,963
Share corrections	-	-	-	-	-	-	(5,496)	(1)	-	-	-	-	-	-	(6,000)	(1)	2	-	-
Issuance of preferred stock for cash	-	-	-	-	-	-	-	-	-	-	-	-	1,904,957	190	-	-	2,475,111	-	2,475,301
Preferred stock offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10,528	-	10,528
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,703,008)	(5,703,008)
Balance at December 31, 2018	4,304,354	$ 431	2,000,000	$ 200	586,273	$ 59	549,626	$ 55	2,058,605	$ 206	4,620,717	$ 462	1,904,957	$ 190	10,462,776	$ 1,046	$ 16,288,148	$ (18,701,716)	$ (2,410,919)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ArtCraft Entertainment, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (5,703,008)	$ (4,377,452)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation	65,173	27,564
Amortization of interest expense	7,475	-
Stock compensation expense	57,307	37,979
Fair value of warrant issuances	6,139	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in other receivables	(198,396)	-
Increase/(Decrease) in accounts payable	55,868	-
Increase/(Decrease) in accrued expenses	59,229	68,153
Increase/(Decrease) in deferred revenue	1,260,745	1,141,345
Net Cash Used In Operating Activities	(4,389,468)	(3,102,411)
Cash Flows From Investing Activities		
Purchase of property and equipment	(135,906)	(170,211)
Net Cash Used In Investing Activities	(135,906)	(170,211)
Cash Flows From Financing Activities		
Payments for long-term payable	(26,470)	-
Advances from related parties, net of repayments	(4,940)	3,818
Proceeds from exercise of stock options	5,963	360
Proceeds from issuance of preferred stock	40,000	8,958,816
Offering costs	10,528	(296,429)
Net Cash Provided By Financing Activities	25,081	8,666,565
Net Change In Cash	(4,500,293)	5,393,943
Cash at Beginning of Period	5,829,970	436,027
Cash at End of Period	$ 1,329,677	$ 5,829,970
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 3,679
Cash paid for income tax	$ -	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

ArtCraft Entertainment, Inc. (the "Company"), is a corporation organized on May 20, 2013 under the laws of Delaware. The Company is a developer and publisher of massive multiplayer online role-playing games.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2018, the Company's available cash totaled $1,329,677. However, the Company has an accumulated deficit of $18,701,716 and has incurred substantial losses from operations and generated negative cash flows from operating activities. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash balances exceeded federally insured limits by $820,146 and $5,309,730, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2018 or 2017.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Capital assets as of December 31, 2018 and 2017 are as follows:

	2018	2017
Computer equipment and furniture	$ 403,377	$ 277,471
Less: accumulated depreciation	(114,459)	(49,286)
Property and Equipment, net	$ 288,918	$ 228,185
Depreciation Expense	$ 65,173	$ 27,564

Software Development Costs

The Company accounts for software development costs in accordance with FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed. Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its proprietary games for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred.

The Company expensed $5,077,672 and $3,269,012 of costs related to the development of its game software during the years ended December 31, 2018 and 2017, respectively, to research and development.

Intangible Assets – Software License

Costs to acquire rights to licenses are capitalized and amortized over their expected economic useful lives. The Company determined that the acquired license is an indefinite-live intangible assets and therefore no recorded amortization expense but assessed for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the year ended December 31, 2018, the Company recorded no impairment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018 or 2017, aside from a non-recurring, non-product sales related state incentive grant (2017) and license fee forfeiture (2018).

The Company conducted a Kickstarter campaign to pre-sell the product it is developing, and continued to pre-sell the product on its own website after completion of the Kickstarter campaign. No pre-sale orders have been fulfilled as of December 31, 2018 and 2017, so all proceeds have been recorded to deferred revenues as of December 31, 2018 and 2017, in the amounts of $6,433,420 and $5,172,675, respectively. These deferred revenues will be recognized upon completion of the revenue recognition process, which includes delivery of the product.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on May 31, 2014. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2018 and 2017, the Company had estimated net operating loss carryforwards of $11,508,372 and $7,113,352 and Texas research & development credits of $138,080 and $67,326, all respectively. The Company filed for tax credit related to its research and development activities in 2018 and has recorded a $198,396 receivable to the balance sheet as of December 31, 2018 to recognize the tax benefits to be applied against its payroll tax obligations. The Company incurs Federal and Texas income taxes at rates of approximately 21% and 1% of gross margin, respectively, and has used an effective blended rate of 21.8% to derive a net deferred tax asset of $4,047,596 and $1,565,939 as of December 31, 2018 and 2017, respectively, related to tax-effected net operating loss carryforwards, non-qualified stock option expense, deferred revenue recognized as taxable income in 2016-2018, and other items. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of our net operating loss carryforwards before they are utilized.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2018 and 2017, the Company recognized no interest and penalties. The Company files U.S. federal and Texas state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 deferred tax assets.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company amended and restated its articles of incorporation in November 2016, authorizing 20,000,000 shares of $0.0001 par value common stock and 8,504,354 shares of $0.0001 par value preferred stock, designated as 4,304,354 shares of Series Seed Preferred Stock, 2,000,000 shares of Series Seed-1 Preferred Stock, 586,273 shares designated as Series Seed-2 Preferred Stock, and 1,613,727 shares designated as Series Seed-3 Preferred Stock.

In 2017, the Company further amended and restated its articles of incorporation, authorizing 29,000,000 shares of $0.0001 par value common stock and 14,125,071 shares of $0.0001 par value preferred stock, designated as 4,304,354 shares of Series Seed Preferred Stock, 2,000,000 shares of Series Seed-1 Preferred Stock, 586,273 shares designated as Series Seed-2 Preferred Stock, 555,122 shares designated as Series Seed-3 Preferred Stock, 2,058,605 shares designated as Series Seed-4 Preferred Stock, and 4,620,717 shares designated as Series Seed-5 Preferred Stock.

In 2018, the Company further amended and restated its articles of incorporation, authorizing 33,000,000 shares of $0.0001 par value common stock (4,000,000 share increase) and 16,049,036 shares of $0.0001 par value preferred stock (1,923,965 share increase), designated as 4,304,354 shares of Series Seed Preferred Stock, 2,000,000 shares of Series Seed-1 Preferred Stock, 586,273 shares designated as Series Seed-2 Preferred Stock, 555,122 shares designated as Series Seed-3 Preferred Stock, 2,058,605 shares designated as Series Seed-4 Preferred Stock, 4,620,717 shares designated as Series Seed-5 Preferred Stock, and 1,923,965 shares designated as Series Seed-6 Preferred Stock.

Preferred Series Seed, Series Seed-1, Series Seed-2 and Series Seed-4 stockholders have liquidation preferences of a multiple of 1.5 of the purchase price (as defined in the articles of incorporation). Series Seed-3, Series Seed-5, and Series Seed-6 stockholders have a liquidation preference equal to the purchase price. All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, 1:1 conversion rights with certain dilution protections, and dividend rights commensurate with common stockholders.

Common Stock Issuances

In May of 2013, the Company issued its founder 7,000,000 shares of common stock at par value of $0.0001 per share, for total proceeds of $700. An additional $1,300 was contributed to the Company by the founder.

In March 2014, the Company issued a total of 3,100,000 shares of common stock to eight employees in exchange for services to the Company at a price of $0.0001 per share, providing total proceeds of $310. These issuances were under restricted stock purchase agreements which stipulated repurchase options subject to vesting schedules. One such agreement stipulated vesting of 800,000 shares upon issuance, and an additional 2,000,000 shares which vest monthly at a rate of 80,000 shares per month, commencing in March of 2014. 2,560,000 and 1,600,000 shares have vested under this arrangement as of December 31, 2017 and 2016, respectively. The remaining seven restricted stock purchase agreements stipulated vesting of all issued shares (a total 300,000) upon an initial public offering. Unvested shares under these agreements are subject to a repurchase option upon termination of service with the Company, as defined in the agreement. The repurchase price on the 2,800,000 share agreement stipulated repurchase at par value of $0.0001, while the remaining seven agreements stipulate a repurchase price of the fair value of the Company at the termination date, as determined by the Board of Directors. All shares issued under these arrangements become fully vested immediately prior to a change in control event, as defined in the agreements. All shares have vested as of December 31, 2018 and 2017.

In April 2014, two employees exercised restricted stock purchase right grants into 240,000 shares of common stock at an exercise price of $0.0001 per share, providing proceeds of $24.

In May through June of 2015, two employees exercised stock options into 83,777 shares of common stock at exercise prices of $0.06-$0.09 per share, resulting in proceeds of $6,826.

In 2016, an employee exercised a stock option to purchase 6,000 shares of common stock for proceeds of $360.

In 2017, an employee exercised a stock option to purchase 6,000 shares of common stock for proceeds of $360.

In 2018, employees exercised stock options to purchase a total of 32,999 shares of common stock for total proceeds of $5,963.

As of December 31, 2018 and 2017, 10,462,776 and 10,435,777 shares of common stock were issued and outstanding, respectively.

Series Seed Preferred Stock Issuances

In 2014, the Company issued 2,445,657 shares of Series Seed Preferred Stock at a price per share of $0.6133, resulting in proceeds of $1,499,922. This issuance triggered the conversion of all outstanding convertible notes payable at the issuance date, resulting in the issuance of an additional 1,858,697 shares of Series Seed Preferred Stock after relieving $855,000 of convertible note payable principal.

Series Seed-1 Preferred Stock Issuances

In 2015, the Company issued 1,266,088 shares of Series Seed-1 Preferred Stock at a price per share of $1.0427, resulting in proceeds of $1,320,150.

In 2016, the Company issued an additional 733,912 shares of Series Seed-1 Preferred Stock at a price per share of $1.0427, resulting in proceeds of $765,250.

Series Seed-2 Preferred Stock Issuances

In 2016, the Company issued 586,273 shares of Series Seed-2 Preferred Stock at a price per share of $1.0427, resulting in proceeds of $611,307.

Series Seed-3 Preferred Stock Issuances

During 2017, the Company issued 549,626 shares of Series Seed-3 Preferred Stock at a price per share of $1.1173 for total proceeds of $620,238.

Series Seed-4 Preferred Stock Issuances

During 2017, the Company issued 2,058,605 shares of Series Seed-4 Preferred Stock at a price per share of $1.1360 for total proceeds of $2,338,575.

Series Seed-5 Preferred Stock Issuances

During 2017, the Company issued 4,620,717 shares of Series Seed-5 Preferred Stock at a price per share of $1.2985 for total proceeds of $6,000,000.

Series Seed-6 Preferred Stock Issuances

During 2018, the Company issued 1,904,957 shares of Series Seed-6 Preferred Stock at a price per share of $1.2994 for total proceeds of $2,475,301.

Stock Plan

In April 2014, the Company approved its 2014 Stock Incentive Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock-based awards. The Company has reserved 4,250,000 shares of common stock for issuance under the Plan.

NOTE 5: STOCK-BASED COMPENSATION

Stock Options

The Company has adopted the 2014 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 4,250,000 and 3,500,000 shares as of December 31, 2018 and 2017, respectively. The options generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Shares available for grant under the Plan amounted to 791,169 and 1,995,023 as of

December 31, 2018 and 2017, respectively. Vesting generally occurs over a period of immediately to four years.

During 2014, the Company issued 240,000 restricted stock purchase right grants under the Plan, which vested upon issuance and were exercised immediately at the $0.0001 per share exercise price, resulting in the issuance of 240,000 shares of common stock. These issuances are not considered in the following tables, which only contemplate stock option grants.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2017 and 2016 are as follows:

	2018	2017
Risk Free Interest Rate	2.75% - 2.83%	1.99%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0 - 7.0	5.00
Fair Value per Stock Option	$0.16-$0.18	$ 0.099

A summary of information related to stock options for the years ended December 31, 2018 and 2017 is as follows:

	December 31, 2018		December 31, 2017	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,507,111	$ 0.10	1,175,200	$ 0.08
Granted	1,727,250	$ 0.30	363,700	$ 0.19
Exercised	(32,999)	$ 0.18	(6,000)	$ 0.06
Forfeited	(95,224)	$ 0.11	(25,789)	$ 0.19
Outstanding - end of year	3,106,138	$ 0.22	1,507,111	$ 0.10
Exercisable at end of year	1,488,820	$ 0.15	1,056,611	$ 0.10
Weighted average grant date fair value of options granted during year	$ 0.180		$ 0.099	
Weighted average duration to expiration of outstanding options at year-end	8.58		5.95	

Stock-based compensation expense of $57,307 and $37,979 was recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $281,544 and $21,100 as of December 31, 2018 and 2017, respectively.

Warrants

The Company issued warrants to a broker in conjunction with capital raising efforts. The warrant expires after a 10-year term in 2027. The warrant provides the broker with the right to purchase 5,496 shares of Series Seed-3 Preferred Stock at an exercise price of $0.0001 per share. The warrants were valued under the Black-Scholes model at $6,139, which was recorded as a contra-equity offering expense and to additional-paid in capital in the year ended December 31, 2018. The warrants were valued using the following inputs:

Risk Free Interest Rate	1.94%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 1.117

NOTE 6: RELATED PARTIES

Officers of the Company have advanced funds to the Company. The amounts due to these related parties as of December 31, 2018 and 2017 amounted to $1,163 and $6,103, respectively. These balances bear no interest and are considered payable on demand.

NOTE 7: LICENSING AGREEMENTS

Company as Licensee

On September 1, 2018, the Company entered into a licensing agreement with a Texas corporation (the "Licensor"), granting the Company a non-exclusive, royalty-free, fully paid-up, perpetual, irrevocable, sublicensable, transferable, worldwide right and license to use, reproduce, distribute, utilize, and otherwise exploit the Licensor's product. Under the agreement terms, the Company assumed the Licensor's debt from Small Business Administration (SBA) with outstanding balance as of agreement date of $326,631 at an interest rate of 7% and monthly payments of $4,300. As of December 31, 2018, the outstanding balance of long-term payable was $307,636, net of unamortized interest expense of $98,599. For the year ended December 31, 2018, amortization of interest expense amounted to $7,401.

Company as Licensor

In May 2016, the Company entered into a licensing agreement with a European publisher (the "Licensee"), providing the Licensee exclusive rights to market, operate, and commercially exploit the Company's product in certain languages in certain countries for an initial term of ten years from the commercial launch of the product. Under the agreement terms, the Company is to receive a non-refundable, non-recoupable license fee totaling $2,000,000, along with royalties on the Licensee's net revenues from the licensed rights. As of December 31, 2018 and 2017, $1,599,958 and $1,599,958 of the license fee was been received, respectively.

In April 2018, the Company entered into a licensing agreement with a European publisher of computer games (the "Licensee"), providing the Licensee exclusive rights to market, operate, and commercially exploit the Company's product in certain languages in certain countries for an initial term of ten years from the commercial launch of the product. Under the agreement terms, the Company is to receive license fee totaling to $1,000,000, of which $500,000 will be non-recoupable and the remaining $500,000 is recoupable and payable in installments based on the achievement of milestones, along with royalties on the Licensee's gross revenue from the licensed rights. As of December 31, 2018, $500,000 of the license fee has been received.

In May 2018, the Company entered into a licensing agreement with a European video game developer and publisher (the "Licensee"), providing the Licensee an irrevocable and perpetual, limited, nonexclusive, royalty-free, nontransferable, worldwide license to the Company's product. Under the agreement terms, the Company is to receive a total of $2,000,000 license fee. As of December 31, 2018, $1,000,000 of the license fee has been received. On February 27, 2019, the licensing agreement was terminated, with the termination deemed effective as of December 7, 2018. As a result, the Company recognized $1,000,000 as licensing revenue for the year ended December 31, 2018. As part of the termination, the Company became entitled to receive the sum of $750,000 as the settlement payment.

As the up-front licensing fee is congruent to the intellectual property rights conveyed in these agreements, following ASC 606-10-55-56, the Company has determined it appropriate to account for the upfront fee portion of the licensing fee as a payment on a single performance obligation over the life of the contract, and therefore has deferred these revenues until performance of the contractual obligations under the terms of the agreement.

NOTE 8: LEASE COMMITMENTS

In December of 2015, the Company entered into a lease agreement for office space to commence March 1, 2016 and continue for a 39-month term ending May 31, 2019. Rent payments escalate annually, ranging from $6,828 to $7,397 per month, along with monthly operating expenses of $4,135 per month. A deposit of $11,532 was paid on this lease agreement.

On February 15, 2018, the Company entered into an amended lease agreement with the same lessor for additional space. Under the new agreement, the term remains constant, but monthly lease costs, as amended, range from $9,413 to $9,661 beginning on March 1, 2018, and monthly operating expenses increased to $5,965 on that date.

On October 24, 2018, the Company entered into a new lease with previous lessor's successor, terminating the previous lease agreement. The new lease term is 36 months, which will commence on February 1, 2019. The monthly rent payment is $14,254, with 3% annual escalation, and $8,172 for the estimated monthly operating expense.

Rent expense for the years ended December 31, 2018 and 2017 was $171,525 and $139,048, respectively.

Future payment obligations under this lease agreement are as follows:

December 31,	Amount
2019	$ 255,014
2020	278,647
2021	46,588
Total	$ 580,249

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is in process of evaluating the impact of this new standard on our financial reporting and disclosures.
In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards

and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 24, 2019, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.